Exhibit 99.1

Uranium Royalty Corp. Endorses
Net-Zero Nuclear Industry Pledge at COP 28

Vancouver, British Columbia, Canada, December 7, 2023 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) is pleased to report President and Chief Executive Officer, Scott Melbye, presented his views at the COP 28 Net-Zero Nuclear Pavilion in a panel discussion addressing the sustainability of the uranium sector. The panel was part of the United Nations Conference on Climate Change in Dubai, United Arab Emirates and hosted by the World Nuclear Association and Emirates Nuclear Energy Corporation. While at COP 28, URC demonstrated its support to the Net Zero Nuclear Industry Pledge, as one of 120 industry signatories.

The Net Zero Nuclear Industry Pledge, launched at COP 28 on December 5, 2023, commits to industry support for a tripling of global nuclear capacity by 2050. Twenty-two countries, including the United States, the United Kingdom, France, the United Arab Emirates, Japan, South Korea, and Canada, made the same declaration to tripling nuclear energy capacity by 2050 from a 2020 base in support of their net-zero commitments. The declaration recognizes the importance of extending lifetimes of existing reactors and supporting development and construction of nuclear reactors such as small modular and other advanced reactors for power generation.

Scott Melbye stated: “As a capital provider to miners and developers globally that can help fill this growing demand for uranium, we are excited about the government and industry commitment to support the tripling of nuclear energy by 2050. This growing demand for clean energy has reinforced nuclear power as an indispensable solution in global efforts to curb climate change.”

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through trading of physical uranium.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1188 West Georgia Street, Suite 1830, Vancouver, BC, V6E 4A2 Phone: 604.396.8222

Forward Looking Statements

Certain statements in this news release may constitute “forward looking information” and “forward looking statements”, as defined under applicable Canadian and U.S. securities laws (“forward looking statements”), including market expectations and the Company’s strategy and business plans, which ultimately remains the subject of the Company’s discretion. Forward looking statements include statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward looking statements. Forward looking statements reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward looking statements, including, without limitation, risks inherent to royalty companies, any failures by counterparties to perform their respective obligations, market conditions, share price, uranium price volatility and risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward looking statements and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.